February 1, 2021

Ms. Taylor Beech

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

Re:	iPower Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted January 11, 2021
CIK No. 0001830072

Dear Ms. Beech:

On behalf of iPower Inc., a Nevada corporation (the “Company”), we are hereby transmitting the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on January 15, 2021, regarding Amendment No. 1 to the Draft Registration Statement on Form S-1 (the “Registration Statement”), as submitted confidentially to the Commission on January 11, 2021 (the “January Filing”).

For your convenience, we have repeated below the comments of the Staff in bold, and have followed each of the Staff’s comments with the Company’s response.

Amendment No. 1 to Draft Registration Statement on Form S-1

Prospectus Cover, page i

1.	On the cover of your prospectus, please disclose the dual-class nature of your common stock, the disparate voting rights of your Class A and Class B common stock, and the percent of the voting power your co-founders will own upon completion of the offering as the sole holders of your Class B common stock.

The prospectus cover page has been updated to disclose the dual-class nature of the Company’s common stock, the disparate voting rights of the Class A and Class B common stock, and the percentage of voting rights held by our two founders following completion of the Offering.

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Ms. Taylor Beech

U.S. Securities and Exchange Commission

February 1, 2021

Prospectus Summary

The Offering, page 9

2.	We note the updated disclosure on your prospectus cover in response to Comment 3. Please also add comparable disclosure to The Offering section of your Prospectus Summary.

We have added in a Footnote (5) under The Offering to indicate that in the event we are not listed on Nasdaq, we will not complete this offering.

Management's Discussion and Analysis

Liquidity and Capital Resources, page 36

3.	We note your response to Comment 9 that your Receivables Purchase Agreement is your amended revolving credit facility agreement and your updated disclosure regarding the increased borrowing limit and new interest rate. To the extent material, please disclose the terms of the amended borrowing arrangement that may have an impact on your access to funds, such as accessing cash through the sale of your receivables. In addition, we note that page 7 of the Receivables Purchase Agreement provides that it is not a loan and there is no interest rate. Please reconcile this with your disclosure on pages 36, F-19, and F-38.

In accordance with your comment, we have adjusted the language on page 36, and on pages F-14, F-19, F-34, and F-41 of the notes to the financial statements to reflect the following:

On May 3, 2019, the Company entered into an agreement with WFC Fund LLC (“WFC") for a revolving loan of up to $2,000,000. The revolving loan bears an interest of prime rate plus 4.25% per annum on the outstanding amount. On May 26, 2020, the Loan and Security Agreement was amended as a Receivable Purchase Agreement. The credit limit of the revolving facility was $2,000,000, bearing a discount rate of prime rate plus 4.25% per annum on the outstanding amount. This revolving credit facility is secured by all of the Company’s assets and guaranteed by Allan Huang, a director and one of the Company’s major shareholders and founders. Pursuant to the agreement, the purchases of accounts receivable are with full recourse to the Company and the Company is obligated to collect the accounts receivables and to repurchase or pay back the amount drawn if the accounts receivable is not collected. On November 16, 2020, the Receivable Purchase Agreement was further amended to increase the credit limit of the revolving facility from $2,000,000 to $3,000,000, bearing a discount rate of 0.0277% per day. This revolving credit facility is secured by all of the Company’s assets and guaranteed by Chenlong Tan, the CEO and one of the Company’s major shareholders and founders. Pursuant to the agreement, all purchases of receivables will be without recourse to the Company and WFC assumes the credit risk but not the risk of non-payment of the accounts receivable and the Company is obligated to collect the accounts receivables and to repurchase or pay back the amount drawn if the accounts receivable is not collected.

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Ms. Taylor Beech

U.S. Securities and Exchange Commission

February 1, 2021

Business

Government Regulations, page 45

4.	We note your updated disclosure and partially re-issue Comment 10. Please include a discussion of government regulations that impact your business in this section that is comparable to the detailed disclosure included in your prospectus summary. In particular, please include a discussion of the material effects that compliance with the government regulations mentioned here and in your prospectus summary and risk factors may have upon your capital expenditures, earnings and competitive position. Refer to Item 101(c)(2) of Regulation S-K.

We have updated our prospectus summary and risk factors to include a discussion of how compliance with changing government regulations could potentially require additional capital expenditures and thus negatively affect our earnings and competitive position.

We thank the Staff in advance for its review of the foregoing and of the Registration Statement on Form S-1 and related Prospectus submitted today. We respectfully request that you provide us with your comments to the revised Registration Statement on or before February 5, 2021. Should you have any questions or concerns, kindly contact our counsel, Megan J. Penick, Esq. or Stephen Weiss, Esq. of Michelman & Robinson, LLP, by telephone at (646) 320-4104 or (917) 797-0015, respectively.

Sincerely,

/s/ Chenlong Tan

Chairman, Chief Executive Officer and President

iPower Inc.

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